UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):|_|  Form 10-K  |_| Form 20-F  |_| Form 11-K |X| Form 10-Q
|_|  Form N-SAR

For Period Ended: March 31, 2005

|_|  Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended:


Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Integrated Healthcare Holdings, Inc.
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Full Name of Registrant

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Former Name if Applicable

695 Town Center Drive, Suite 260
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Address of Principal Executive Office (Street and Number)

Costa Mesa, California 92626

City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

      During the quarter ended March 31, 2005, the Registrant changed from a development stage company to the owner and operator of four hospital facilities in Orange County, California. The Registrant is currently in the process of reviewing and finalizing its financial statements for the quarter ended March 31, 2005. However, due to the complexities of the transactions occurring during the first quarter, the Registrant cannot complete this process within the prescribed time period without incurring unreasonable effort and expense. The Registrant has and will continue to extend its best efforts to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 within the 5-day extension period.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Larry Anderson, President           (714              434-9191
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(Name)                           (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      During the quarter ended March 31, 2005, the Registrant changed from a development stage company to the owner and operator of four hospital facilities in Orange County, California. The acquisition of the four hospitals was completed on March 8, 2005. Therefore the Registrant's results of operations for the first quarter of 2005 will include the operating results of the hospitals for the period from their acquisition through March 31, 2005. In addition, a number of financing and other transactions occurred during the quarter ended March 31, 2005, which are expected to result in substantial cash and non-cash charges against the Registrant's earnings. Therefore, it is anticipated that the Registrant will incur a loss from operations for the first quarter, including the effects of these cash and non-cash charges. The Registrant has and will continue to extend its best efforts to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 within the 5-day extension period.

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Integrated Healthcare Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 17, 2005                 By: /s/ Larry Anderson
                                        -----------------------
                                        Name:  Larry Anderson
                                        Title: President